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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 5, 2007

HuntMountain Resources
(Exact Name of Registrant as Specified in its Charter)

Nevada	**001-01428**	**68-0612191**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1611 N. Molter Road, Ste. 201, Liberty Lake, WA	**99019**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 892-5287**

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement**

HuntMountain Resources has signed the final contract to acquire a 100% interest in the Bajo Pobré gold property located in Santa Cruz Province, Argentina. Cerro Cazador S.A., HuntMountain's Argentine subsidiary, has entered into a lease-purchase agreement with FK Minera S.A., where it can earn up to a 100% equity interest in the Bajo Pobré property by making cash payments totaling US$325,000 and exploration expenditures of US$500,000 over a five-year earn-in period.

After the fifth year, Cerro Cazador shall pay FK Minera the greater of a 1% NSR Royalty on commercial production or a minimum royalty payment of US$100,000 per year. The Company has the option to purchase the NSR Royalty at any time for a lump sum payment of US$1,000,000 less the sum of all royalty payments made to FK Minera to that point.

Item 7.01   **Regulation FD Disclosure**

A press release dated April 5, 2006 relating to a definitive contract agreement with F.K. Minera S.A. is attached as Exhibit 99.1. This information is being disclosed pursuant to the Regulation FD. Accordingly, with information in the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 Securities Act of 1934, nor shall it be deemed incorporated by the reference in any filing under the Securities Act of 1934, except as shall be expressly set forth by specific reference in such filing.

Item 9.01   **Financial Statements and Exhibits**

> **(d)**   Exhibits

> **99.1**   Press Release dated April 5, 2007


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 5, 2007   By:/s/   Tim Hunt
                                                Tim Hunt, Chairman & CEO

Exhibit 99.1

April 5 , 2007

Press Release 07-04

HuntMountain Finalizes Deal for the Bajo Pobré Gold Property in Argeninta

(Spokane, WA) HuntMountain Resources (OTCBB: HNTM) is pleased to report that it has signed the final contract to acquire a 100% interest in the Bajo Pobré gold property located in Santa Cruz Province, Argentina. Cerro Cazador S.A., HuntMountain's Argentine subsidiary has entered into a lease-purchase agreement with FK Minera S.A., where it can earn up to a 100% equity interest in the Bajo Pobré property by making cash payments and exploration expenditures over a five-year earn-in period.

The required expenditures and ownership levels upon meeting those requirements are:

Year of the Agreement	Payment to FK Minera S.A.	Exploration Expenditures	Ownership
First Year	$50,000	$250,000	0%
Second Year	$50,000	$250,000	0%
Third Year	$75,000	$0	51%
Fourth Year	$75,000	$0	60%
Fifth Year	$75,000	$0	100%

After the fifth year, Cerro Cazador shall pay FK Minera the greater of a 1% NSR Royalty on commercial production or a minimum royalty payment of US$100,000 per year. We have the option to purchase the NSR Royalty at any time for a lump sum payment of US$1,000,000 less the sum of all royalty payments made to FK Minera to that point.

"The finalization of the Bajo Pobre deal, combined with the recent acceptance of our bid for the La Josefina property, dramatically enhances our project portfolio and positions HuntMountain as one of the premier exploration companies operating in Santa Cruz Argentina. We firmly believe that both of these advanced prospects have excellent potential to host major precious metal deposits" stated Randal Hardy, President of HuntMountain Resources.

The Bajo Pobré property was discovered in 1970 and has been worked intermittently by several government entities and private companies. Serious exploration began in the 1990's with geologic mapping and surface sampling. Assays from this sampling yielded values up to 40 grams per ton gold. Drill targets identified from surface sampling were augmented in 2002 with additional targets derived from a geophysical survey. In 2003 and 2004, the property saw a limited amount of exploration drilling which tested only a minor percentage of established targets. It is estimated that approximately US$ 4,000,000 has been spent to date on exploration efforts at Bajo Pobré.

The geology of the area is dominated by a Jurassic-aged, andesitic composition, volcanic and volcanoclastic rocks of the Bajo Pobré formation.   The property exhibits widespread hydrothermal alteration and precious-metal mineralization. The mineralization is characterized as epithermal in nature, hosted within multiple structurally controlled zones of quartz veining, vein breccias, and stock works having a cumulative strike length of more than 9 kilometers. Individual veins range from 0.5 meters to 6 meters in width.

After a thorough review of the existing database, the Company plans to expeditiously identify and delineate an economic resource by allocating the bulk of exploration expenditures to diamond core drilling of prioritized targets. In addition, a limited percentage of exploration expenditures will be allocated to property-wide reconnaissance in an effort to identify additional drill targets. Cerro Cazador now controls approximately 125,000 acres or more than 1,000 square kilometers of exploration rights in Santa Cruz Province Argentina.

HuntMountain Resources is a U.S.-based junior exploration company engaged in acquiring, exploring and developing precious metal properties throughout North and South America. The Company is currently exploring prospective gold properties in Nevada, Québec, and Santa Cruz Province, Argentina.

This news release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy, and some of which might not even be anticipated. This news release is neither a prospectus nor an offer to sell securities or stocks in the company. It is intended for informational purposes only.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Smith, Investor Relations Manager
HuntMountain Resources
(509) 892-5287
jsmith@huntmountain.com
www.huntmountain.com